

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 10, 2008

Melanie Mroz
President and Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113

> **Re:** **SouthPeak Interactive Corporation**
> **Registration Statement on Form S-1**
> **Filed October 15, 2008**
> **File No. 333-154311**

Dear Ms. Mroz:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain how the merger transaction with SouthPeak Interactive, L.L.C. (SouthPeak) entered into subsequent to the rejection of the business combination with SouthPeak is consistent with Article Fifth (C) of the Amended and Restated Certificate of Incorporation of Global Services Partners Acquisition Corp., as in effect at the time of the distribution of the trust account. Specifically address whether that organizational document provided for mandatory liquidation if a business combination was not completed within the time periods specified. We note that you amended and restated your certificate of incorporation in early May 2008, and apparently eliminated the mandatory liquidation provision at that time, but this action does not appear to comport with your prior disclosure on this subject.

2. Please advise as to how you amended and restated your certificate of incorporation in early May in connection with the acquisition of SouthPeak without the filing of a preliminary or definitive proxy or information statement. In your response, please also state whether you believe that you currently have a reporting obligation under the Exchange Act, and provide your supporting anaylsis. In this regard, we note that your most recent annual report on Form 10-K states that you have securities registered pursuant to Section 12(b) of the Exchange Act and also indicates that you are not a voluntary filer.

3. Please tell us your analysis as to whether the acquisition of membership interests in, and/or any subsequent merger with, SouthPeak required the approval of your shareholders under the Delaware General Corporation Law. We were unable to locate disclosure describing whether such a vote had taken place. If these actions did require shareholder approval, please advise as to how you obtained such approval without the filing of a preliminary or definitive proxy or information statement.

4. Please provide us with your analysis as to whether you engaged in an exchange offer with the holders of your Class W and Class Z warrants, pursuant to which you offered to issue to those holders Class Y warrants in exchange for the prior classes. If you determine that you did engage in an exchange offer, please tell us your analysis as to the applicability of Rule 13e-4 under the Exchange Act to that transaction.

5. On the outside front cover page of the prospectus, you indicate that the prospectus relates to the offer and sale by the selling stockholders of 18,724,732 shares of common stock and 5,490,399 Class Y warrants. However, your disclosure suggests that the prospectus in fact relates to the offer and sale by the selling stockholders of 13,234,333 shares of common stock and 5,490,399 Class Y warrants, as well as to the offer and sale by you of 5,490,399 shares of common stock issuable upon exercise of the warrants. Please advise.

Principal and Selling Stockholders, page 55

6. Please provide all of the information required by Item 507 of Regulation S-K. Specifically, please describe any material relationship which any of the selling shareholders has or had with you or your predecessors or affiliates within the past three years. In so doing, please provide a materially complete description of the transactions pursuant to which the selling shareholders obtained the shares of common stock and Class Y warrants that are the subject of the registration statement.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng, Staff Attorney, at 202-551-3457 or, in her absence, to me at 202-551-3503. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via facsimile: 703-714-8359</u>
       Mark J. Wishner, Esq.
       Greenberg Traurig, LLP